SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For June 30, 2007
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b) (1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b) (7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

1. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
1.1 INTRODUCTION
PRESENTATION OF INFORMATION
In this Report on Form 6-K (“Form 6-K”), and unless otherwise stated or the context otherwise dictates, references to “ING Groep N.V.”, “ING Groep” and “ING Group” refer to ING Groep N.V. and references to “ING”, the “Company”, the “Group”, “we” and “us” refer to ING Groep N.V. and its consolidated subsidiaries. ING Groep N.V.’s primary insurance and banking subsidiaries are ING Verzekeringen N.V. (together with its consolidated subsidiaries, “ING Insurance”) and ING Bank N.V. (together with its consolidated subsidiaries, “ING Bank”), respectively.
All references to IFRS-EU in this Form 6-K refer to International Financial Reporting Standards as adopted by the EU, including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. The consolidated financial statements of ING Group are presented in accordance with IFRS-EU. IFRS-EU differs in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). Section 3 on page 26 includes a summary of the significant differences between the two frameworks and additional disclosures required under US GAAP.
Underlying profit before tax is included within this Form 6-K as this is the performance measure utilized by the Group for segment reporting. Refer to page 5 for further discussion of underlying profit before tax and to page 10 for the reconciliation of underlying profit before tax to profit before tax by reporting segment.
Unless otherwise specified or the context otherwise requires, references to “US$” and “Dollars” are to United States dollars and references to “EUR” are to euros.
Small differences are possible in the tables due to rounding.
CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS
Certain of the statements contained in this Form 6-K that are not historical facts are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation,
•	changes in general economic conditions, in particular economic conditions in ING’s core markets,

•	changes in performance of financial markets, including developing markets,

•	changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness,

•	the frequency and severity of insured loss events,

•	changes affecting mortality and morbidity levels and trends,

•	changes affecting persistency levels,

•	changes affecting interest rate levels,

•	changes affecting currency exchange rates,

•	changes in general competitive factors

•	changes in laws and regulations,

•	changes in the policies of governments and/or regulatory authorities.
ING is under no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

RECENT DEVELOPMENTS
On July 2, 2007, ING announced that agreement had been reached with Fortis Insurance Netherlands to repurchase 28,172,583 ‘A’ preference shares of ING at a price of EUR 3.618175 per share or EUR 101,933,335 in total, representing approximately 5.5% of the share capital of ING Group.
On July 27, 2007 ING announced that it had reached agreement with Banco Santander S.A. to acquire its Latin American pension business. The purchase is subject to various national regulatory approvals and is expected to be completed by the end of 2007 or in early 2008.
In July, interest groups representing policyholders started a legal proceeding against Nationale-Nederlanden with respect to the level and transparency of costs and risks for certain universal life insurance products. While it is not feasible to predict or determine the ultimate outcome, management does not believe that it will have a material adverse effect on the Group’s financial position or results of operations.
For acquisitions and disposals, see Note 2.5.6 “Acquisitions and disposals”.
For issuances, repurchases and repayment of debt and equity securities in issue see Note 2.5.7 “Issuances, repurchases and repayment of debt and equity securities in issue”.
RECENT DEVELOPMENTS IN CREDIT MARKETS
Credit markets have recently become more turbulent amid concerns about U.S. subprime mortgages, collateralised debt obligations (CDOs) and leveraged finance. This in turn has resulted in a general widening of credit spreads, reduced price transparency, reduced liquidity, ratings agencies downgrades and increased volatility across all markets. Resulting market corrections have affected, through mark-to-market valuations, our trading books and leveraged loan book. In addition, these market conditions have led and could continue to lead to an increase in retained loans resulting from leveraged finance activities, which may result in an increase in the allowance for loan losses.
To date this market disruption has had a limited impact on ING. Overall, ING considers its subprime, Alt-A and CDO/CLO exposure to be of limited size and of relatively high quality. ING’s total exposure to CDOs and CLOs was EUR 0.9 billion, or 0.07% of assets, as of July 31, 2007. As of that date, subprime exposure amounted to EUR 3.2 billion, representing 0.24% of total assets, and Alt-A exposure amounted to EUR 28.7 billion, representing 2% of total assets. The Group’s exposure to subprime and Alt-A mortgages is almost entirely through asset-backed securities.
ING classifies a security for Alt-A if one of the following three conditions is met with respect to the underlying portfolio: (a) the weighted-average FICO-credit scores are between 640 and 730, (b) the Loan-To-Value (LTV) equals or exceeds 70% but does not exceed 100% or (c) low documentation including limitations to income verification, are at least 50%, but less than 100%. ING’s Alt-A portfolio has an average FICO score of 721 and an LTV of 70%. ING does not originate subprime mortgages in the U.S. ING Direct has originated Alt-A mortgages in the U.S. in the amount of EUR 1.7 billion.
As of July 31, 2007, 93% of the subprime assets and 99.9% of the Alt-A assets were rated AAA or AA. ING is not responsible for these securities ratings, which are not a measure of liquidity and which may be changed or withdrawn without notice by the rating agencies. As of July 31, 2007, the negative revaluation, based on a mark-to-market approach reflecting credit developments and prevailing interest rates, were EUR 35 million (for CDOs and CLOs), EUR 58 million (for subprime) and EUR 233 million (for Alt-A), respectively, despite the significant market downturn. These negative revaluations are reflected through equity and no net impairments have been necessary through the income statement.
With respect to leveraged finance, “final takes” (the total amount retained by ING) are reduced through syndication and are subject to rigorous credit analysis. As of July 31, 2007, the underwriting pipeline was EUR 2.3 billion and comprised 14 transactions. The hold book was EUR 5.3 billion spread over 210 deals.
ING has been monitoring the effects of the recent market disruption, and believes the foregoing exposures have not changed materially since July 31, 2007.

1.2 CONSOLIDATED RESULTS OF OPERATIONS
The following information should be read in conjunction with, and is qualified by reference to the Group’s condensed consolidated interim accounts and other financial information included elsewhere herein. ING Group evaluates the results of its insurance operations and banking operations, including Insurance Europe, Insurance Americas, Insurance Asia/Pacific, Wholesale Banking, Retail Banking and ING Direct, using the financial performance measure of underlying profit before tax. Underlying profit before tax is defined as profit before tax excluding, as applicable for each respective segment, profit from divested units, gains/losses on divestments, certain restructuring charges and other non-operating income/expense.
While these excluded items are significant components in understanding and assessing the Group’s consolidated financial performance, ING Group believes that the presentation of underlying profit before tax enhances the understanding and comparability of its segment performance by highlighting profit before tax attributable to ongoing operations and the underlying profitability of the segment businesses. For example, we believe that trends in the underlying profitability of our segments can be more clearly identified without the effects of the realized gains/losses on divestments as the timing of these gains is largely subject to the Company’s discretion, influenced by market opportunities and ING Group does not believe that they are indicative of future results. Underlying profit before tax is not a substitute for profit before tax as determined in accordance with IFRS-EU. ING Group’s definition of underlying profit before tax may differ from those used by other companies and may change over time. Refer to the reconciliation of underlying profit before tax to profit before tax by segment in Note 2.5.5 on page 24 to our condensed consolidated interim accounts.
The following table sets forth the consolidated results of operations of ING Group for the six months ended June 30, 2007 and 2006(1):

	Insurance(2)		Banking(2)		Eliminations		Total
	Six months ended June 30,
	2007	2006	2007	2006	2007	2006	2007	2006
	(EUR millions)

Gross premium income	23,207	24,577					23,207	24,577
Interest result banking operations			4,480	4,630	34	68	4,446	4,562
Commission income	943	813	1,485	1,363			2,428	2,176
Investment and Other income	6,207	5,650	1,464	1,271	76	29	7,595	6,892

Total income	30,357	31,040	7,429	7,264	110	97	37,676	38,207

Underwriting expenditure	23,894	25,160					23,894	25,160
Other interest expenses	669	686			110	97	559	589
Operating expenses	2,746	2,626	4,944	4,474			7,690	7,100
Impairments insurance/Addition to loan loss provision banking	1	(2)	24	(30)			25	(32)

Total expenditure	27,309	28,470	4,968	4,444	110	97	32,168	32,817

Profit before tax	3,048	2,570	2,460	2,820			5,508	5,390
Taxation	462	469	451	721			913	1,190

Profit before minority interests	2,586	2,101	2,009	2,099			4,595	4,200
Minority interests	89	153	53	27			142	180

Net profit (attributable to Shareholders of the parent)	2,496	1,948	1,957	2,072			4,452	4,020

Profit before tax	3,048	2,570	2,460	2,820			5,508	5,390
Gains/losses on divestments(3)		(49)		(9)				(58)
Profit divested units				(37)				(37)
Special item (4)			252				252

Underlying profit before tax	3,048	2,521	2,713	2,774			5,760	5,295

(1)	The presentation of, and certain terms used in, these consolidated results of operations have been changed from the 2006 consolidated results of operations of ING Group to provide more relevant information. Certain comparative amounts have been reclassified to conform with the current presentation. None of the changes are significant in nature.

(2)	Excluding intercompany eliminations.

(3)	Divestments Insurance: unwinding Piraeus (EUR 34 million, 2006) gain Australia non-life (EUR 15 million, 2006). Divestments Banking: sale of Williams de Broë (EUR (9) million, 2006).

(4)	Provision for Retail Netherlands Strategy as explained on page 6.

GROUP OVERVIEW
The profit before tax of the Group for the six months ended June 30, 2007 increased by EUR 118 million, or 2.2%, to EUR 5,508 million, from EUR 5,390 million for the six months ended June 30, 2006. This reflects an increase of 18.6% and a decrease of 12.8%, respectively, for the Group’s insurance and banking operations. Underlying profit before tax increased EUR 465 million or 8.8% from EUR 5,295 million to EUR 5,760 million, excluding a provision of EUR 252 million related to the Retail Netherlands Strategy (under which Postbank and ING Bank will join forces under a single ING brand) compared to the divestments of EUR (95) million in the first six months 2006 (Piraeus, non-life Australia and Williams de Broë). The insurance business in Europe and, especially, Americas contributed to this increase as the profit before tax from Asia/Pacific was flat. The United States, Latin America and Central Europe showed improved results from life insurance, which more than offset a decline in non-life profit as the claims ratio in Canada deteriorated and pricing pressure and weather related claims in the Netherlands and Belgium impacted results. Other insurance included a capital gain on the sale of ABN Amro shares of EUR 573 million. In Wholesale Banking underlying profit before tax decreased driven by smaller releases of risk cost provisions. Retail Banking showed improved results due to Poland, Kookmin Bank, Private Banking Asia and Vysya Bank offset by a lower result in Belgium. ING Direct reported decreased results as improved results in the euro-countries and Australia could not fully offset decreased results in the United States, United Kingdom and Canada.
The Group’s tax charge for the six months ended June 30, 2007 decreased to EUR 913 million from EUR 1,190 million for the six months ended June 30, 2006. This represents a decrease in the overall effective tax rate to 16.6% for the six months ended June 30, 2007, from 22.1% for the six months ended June 30, 2006, mainly due to tax-exempt capital gains on equities and a lower nominal tax rate in the Netherlands.
Net profit for the six months ended June 30, 2007 increased by EUR 432 million, or 10.7%, to EUR 4,452 million from EUR 4,020 million for the six months ended June 30, 2006. Net profit from the banking operations decreased 5.6% to EUR 1,957 million, due to a net after tax provision of EUR 188 million (pre-tax EUR 252 million) for the Retail Netherlands Strategy and higher expenses partly offset by higher income and lower taxation. Net profit from insurance operations increased 28.1% to EUR 2,496 million due to lower underwriting expenditure, increased commission income and the previously- mentioned capital gain on ABN Amro shares, partly offset by a decline in premium income and increased operating expenses.
US GAAP net profit for the six months ended June 30, 2007 of EUR 4,226 million is EUR 226 million lower than the IFRS-EU net profit of EUR 4,452 million for that period. US GAAP net profit for the six months ended June 30, 2006 of EUR 3,239 million was EUR 781 million lower than the IFRS-EU net profit of EUR 4,020 million for that period. The difference between IFRS-EU and US GAAP net profit changed between June 30, 2006 and June 30, 2007 by EUR 555 million, primarily due to the change of EUR 1,033 million in the reversal adjustment of IFRS-EU hedge accounting for US GAAP reporting. This reversal is inherently volatile due to fluctuations in the interest rates and changes in volume of the hedged items. In addition, taxation changed by EUR (474) million, which includes the tax effect on the reversal of hedge accounting and certain other taxation adjustments in 2006. All other differences between IFRS and US GAAP had a net impact of EUR (312) million (pre-tax) for the six months ended June 30, 2007 and EUR (283) million (pre-tax) for the six months ended June 30, 2006. Refer to pages 26-29 for a description of the significant differences between IFRS-EU and US GAAP and a reconciliation of certain IFRS-EU income statement and balance sheet items to US GAAP.
The debt/equity ratio of ING Groep N.V. increased to 9.32% from 9.01% at December 31, 2006. The increase was largely due to the dividend pay-out and the share buyback (in June 2007 ING started a EUR 5.0 billion share buyback program that is expected to run until June 2008), which influenced both adjusted equity as well as core debt. The capital coverage ratio for ING’s insurance operations increased to 297% of regulatory requirements at the end of June 2007, compared with 274% at December 31, 2006. The Tier-1 ratio of ING Bank N.V. stood at 7.55% on June 30, 2007 and 7.63% as at December 31, 2006, well above the regulatory required minimum level of 4%.

INSURANCE OPERATIONS
Income
Total income from insurance operations for the six months ended June 30, 2007 decreased by EUR 683 million, or 2.2% to EUR 30,357 million from EUR 31,040 million for the six months ended June 30, 2006. Premium income in Group’s life and non-life operations decreased by 6.1% and 2.4%, respectively. Total premium income decreased by 5.6%, or EUR 1,370 million, which was completely due to Insurance Americas where lower sales of fixed annuities in the United States decreased life premium income by 13.1%, and Japan. The effect of exchange rate movements negatively affected growth in premium income by EUR 1,512 million (mainly due to the weakening of the Canadian and US dollar versus the euro).
Investment and other income increased by EUR 557 million or 9.9% to EUR 6,207 million in the first six months of 2007 as compared to the first six months of 2006 due to increased gains on shares, particularly the capital gain of EUR 573 million on ABN Amro shares, and higher dividend income which were partly offset by decreased income from debt securities and loans and negative changes in fair value non-trading derivatives.
Commission income increased by EUR 130 million, or 16.0% to EUR 943 million led by an increase in Insurance Europe, mostly in Central Europe, and Asia/Pacific reflecting growth in assets under management.
Underwriting expenditure
Underwriting expenditure decreased by 5.0% or EUR 1,266 million from EUR 25,160 million to EUR 23,894 million. The underwriting expenditure of the life insurance operations decreased by EUR 1,431 million or 6.3% to EUR 21,192 million for the first six months of 2007. The underwriting expenditure of the non-life insurance operations increased by EUR 162 million or 6.4% to EUR 2,702 million in the first six months of 2007.
Expenses
Operating expenses for the Group’s insurance operations over the first six months of 2007 increased by EUR 120 million, or 4.6%, to EUR 2,746 million, from EUR 2,626 million for the first six months of 2006, reflecting investments to support the growth of the business, particularly in developing markets. Exchange rate differences of EUR (119) million limited the increase in operating expenses.
Profit before tax and net profit
The profit before tax from the Group’s insurance activities for the six months ended June 30, 2007 increased by EUR 478 million, or 18.6%, to EUR 3,048 million, from EUR 2,570 million for the six months ended June 30, 2006, reflecting an increase in profits of the life operations of 37.8% and a decrease of the non-life operations of 25.7%. The increase in profit of the life operations was driven by higher results in Belgium, Central and Rest of Europe (excluding the Netherlands), the United States, Latin America and Australia, offset by a decline in Japan due to volatility from unhedged positions related to an increase in implied market volatility. The decrease in profit growth of the non-life operations was mainly caused by lower results in the Netherlands, Belgium, Canada and Mexico due to pricing pressure, higher claims and reserve strengthening. The combined ratio increased 7.1 percentage points to 95.9% from 88.8% driven by a deterioration of the claims ratio. Net profit for the Group’s insurance operations for the six months ended June 30, 2007 increased by EUR 548 million, or 28.1%, to EUR 2,496 million, from EUR 1,948 million for the six months ended June 30, 2006. The effective tax rate for the Group’s insurance operations for the six months ended June 30, 2007 was 15.2%, reflecting high tax-exempt gains on equities compared to 18.2% for the six months ended June 30, 2006.
Underlying profit before tax
Underlying profit before tax from the insurance operations increased by 20.9% or EUR 527 million to EUR 3,048 million from EUR 2,521 million in the first six months of 2006. Underlying profit of Insurance Europe increased by 1.3% to EUR 1,162 million due to improved results in the life businesses and supported by higher investment results, offset by a decrease in non-life businesses due to severe weather claims. Underlying profit before tax in Insurance Americas increased by 19.7% from EUR 941 million in the first six months of 2006 to EUR 1,126 million in the first six months of 2007, the increase was driven by a strong performance in the United States due to higher investment gains and growth in assets under management and a strong improvement in Latin America. In Canada results deteriorated due to higher claim costs and lower investment gains. Underlying profit from Insurance Asia decreased by 0.3% to EUR 312 million as higher results in Australia were partly offset by lower results in Japan due to volatility from unhedged positions.
BANKING OPERATIONS
Income
Total income from banking increased by 2.3%, or EUR 165 million, to EUR 7,429 million from EUR 7,264 million for the six months ended June 30, 2006, mainly due to strong growth in investment income and commission income, partly offset by decreases in interest result and lower other income.
The net interest result for the six months ended June 30, 2007 decreased by EUR 150 million, or 3.2%, to EUR 4,480 million, from EUR 4,630 million for the six months ended June 30, 2006, attributable to ING Direct (EUR (122) million) and Wholesale Banking (EUR (82) million), partly compensated by Other banking (EUR 57 million). The total interest margin in the six months ended June 30, 2007 was 0.95%, a decrease of 11 basis points compared with the six months ended June 30, 2006, mainly due to a flattening of the yield curve, changes in the product mix, lower prepayment penalties on mortgages and the ongoing growth of ING Direct with a lower average interest margin.
Commission income for the six months ended June 30, 2007 increased by EUR 122 million, or 9.0%, to EUR 1,485 million, from EUR 1,363 million for the six months ended June 30, 2006. The increase in commission income was primarily due to increased management fees (EUR 66 million, particularly ING Real Estate and Wholesale Belgium) and higher other commission income from the international Wholesale Banking units.
Investment income and other income increased by EUR 193 million, or 15.2%, to EUR 1,464 million for the six months ended June 30, 2007, from EUR 1,271 million for the six months ended June 30, 2006. The strong increase reflects higher realized gains on equities and bonds (increase EUR 229 million, including a sizeable gain from Wholesale Banking’s sale of an equity stake), as well as higher rental income (increase EUR 67 million) and higher fair value changes on real estate (EUR 31 million), partly offset by lower results from the trading portfolio and lower valuation results from non-trading derivatives for which hedge accounting is not applied.
Expenses
Operating expenses for the six months ended June 30, 2007 increased by EUR 470 million, or 10.5%, to EUR 4,944 million, from EUR 4,474 million for the six months ended June 30, 2006. The increase is mainly attributable to a 2007 provision of EUR 252 million related to the Retail Netherlands Strategy (combining ING Bank and Postbank). The remaining increase, EUR 218 million or 4.9%, includes investments to support the growth of the business, notably at ING Real Estate and the retail banking activities in developing markets.
Addition to the provision for loan losses
The provision for loan losses reflected an addition of EUR 24 million for the six months ended June 30, 2007, compared to a release of EUR 30 million for the six months ended June 30, 2006, representing an increase of EUR 54 million. The banking business still benefits from a benign credit environment, though net risk costs began to increase as releases of past provisions diminish.
Profit before tax and net profit
The profit before tax from ING’s banking operations for the six months ended June 30, 2007 decreased by EUR 360 million, or 12.8%, to EUR 2,460 million, from EUR 2,820 million for the six months ended June 30, 2006. The effective tax rate for ING’s banking operations decreased from 25.6% (EUR 721 million) for the six months ended June 30, 2006, to 18.3% (EUR 451 million) for the six months ended June 30, 2007, caused by high tax-exempted gains, the release of some tax liabilities and the impact of a tax asset in Germany. Net profit decreased by EUR 115 million, or 5.6%, to EUR 1,957 million.
Underlying profit before tax and net profit
ING’s banking operations showed a decrease in underlying profit before tax, which excludes the effects of divestments and special items, of EUR 61 million, or 2.2%, from EUR 2,774 million in the first six months of 2006 to EUR 2,713 million in the first six months of 2007. Underlying net profit increased by EUR 97 million, or 4.7%, from EUR 2,048 million to EUR 2,145 million, due to the low effective tax rate.

CONSOLIDATED ASSETS AND LIABILITIES
The following table sets forth ING Group’s condensed consolidated assets and liabilities at June 30, 2007 and December 31, 2006:

	June 30,	Dec. 31,
(amounts in EUR billion, except for amounts per share)	2007	2006
Financial assets at fair value through P&L	354.1	317.5
Investments	304.6	311.6
Loans and advances to customers	516.9	474.4
Total assets (1)	1,319.4	1,226.3

Life	244.1	237.9
Non-life	10.6	10.1
Investment contracts	23.1	20.7

Insurance and investment contracts	277.8	268.7
Amounts due to banks	136.7	120.8
Customer deposits and other funds on deposit	526.9	496.7
Financial liabilities at fair value through P&L	176.3	146.6
Debt securities in issue/other borrowed funds	112.5	107.8
Total liabilities (1)	1,281.2	1,188.0
Shareholders’ equity	38.2	38.3
Shareholders’ equity per ordinary share	17.72	17.78

(1)	For a complete balance sheet reference is made to page 17: Condensed Consolidated Balance Sheet of ING Group
Total assets
Total assets increased by EUR 93.1 billion, or 7.6%, in the first six months of 2007 to EUR 1,319.4 billion from EUR 1,226.3 billion at December 31, 2006, primarily reflecting increased loans and advances to customers of EUR 42.5 billion and increased financial assets at fair value of EUR 36.6 billion.
Loans and advances to customers
Loans and advances to customers increased by EUR 42.5 billion, or 9.0%, to EUR 516.9 billion at June 30, 2007. Of this amount EUR 31.2 billion refers to loans and advances to customers within insurance operations and EUR 488.9 billion relates to loans and advances to customers within banking operations, of which EUR 251.7 billion relates to corporate lending and EUR 239.7 billion to personal lending.
Shareholders’ equity
Shareholders’ equity decreased by EUR 0.1 billion, or 0.3%, to EUR 38.2 billion at June 30, 2007 compared to EUR 38.3 billion at December 31, 2006. This decrease was mainly due to unrealized revaluations of EUR (1.9) billion, a change in cash-flow hedge reserve of EUR (1.0) billion, realized gains/losses transferred to profit and loss of EUR (1.2) billion and the cash dividend payment of EUR (1.6) billion, offset by retained net profit of EUR 4.5 billion and transfer to insurance liabilities/DAC of EUR 1.3 billion.

SEGMENT REPORTING
ING Group’s segments are based on the management structure of the Group, which is different from its legal structure.
The following table sets forth the contribution of our six business lines to our underlying profit before tax for the six months ending June 30, 2007 and 2006:

	Insurance	Insurance	Insurance	Wholesale	Retail			Total
(EUR millions)	Europe	Americas	Asia/Pacific	Banking	Banking	ING Direct	Other(1)	Group
June 30, 2007

Total income	9,047	14,051	6,637	3,102	3,231	1,131	477	37,676

Total expenditure	7,885	12,925	6,324	1,698	2,389	795	150	32,168

Profit before tax	1,162	1,126	312	1,404	842	336	327	5,508
Divestments
Special items					252			252

Underlying profit before tax	1,162	1,126	312	1,404	1,094	336	327	5,760

June 30, 2006

Total income	8,492	15,247	7,003	3,033	3,070	1,173	189	38,207

Total expenditure	7,311	14,306	6,675	1,545	2,048	818	114	32,817

Profit before tax	1,181	941	328	1,488	1,022	355	75	5,390
Divestments	(34)		(15)	(36)		(10)		(95)
Special items

Underlying profit before tax	1,147	941	313	1,452	1,022	345	75	5,295

(1) Other mainly includes items not directly attributable to the business lines and intercompany eliminations

Insurance Europe

	Six months ended
	June 30,
	2007	2006
	(EUR millions)
Premium income
Life	4,786	4,402
Non-life	1,250	1,282

Total	6,036	5,684
Commission income	246	171
Investment and Other income	2,766	2,635

Total income	9,047	8,492

Underwriting expenditure	6,614	6,130
Other interest expenses	333	279
Operating expenses	938	900
Investment losses	1

Total expenditure	7,885	7,311

Profit before tax:
Life	935	909
Non-life	227	272

Profit before tax	1,162	1,181
Gains/losses on divestments		(34)

Underlying profit before tax	1,162	1,147

Income
Total income of Insurance Europe for the six months ended June 30, 2007 increased by EUR 558 million, or 6.6% to EUR 9,048 million from EUR 8,490 million for the six months ended June 30, 2006, reflecting increases in life premium income, commission income, and in investment and other income.
Premium income in the life operations increased by 8.7% driven by higher premiums in Belgium (increase 17.1%) following a successful marketing campaign to boost sales of investment products through the bank channel, and in Central and Rest of Europe (increase 22.7%) lifted by higher sales across the region, especially in Spain and Hungary. Premiums in the Netherlands decreased by 3.8% caused mainly by immediate annuity sales and rate increases to enhance the internal rates of return. Premium income in non-life operations decreased by 2.5%, following rate reductions in motor and group income in the Netherlands and the divestment of the group medical portfolio in Belgium. Total premium income increased by 6.2%.
Commission income increased by EUR 75 million or 43.9% to EUR 246 million, driven by higher asset management and pension fees, especially in Central and Rest of Europe.
Investment and other income increased by EUR 131 million or 5.0% to EUR 2,766 million in the first six months of 2007 as compared to the first six months of 2006 driven by growth of assets under management as well as higher returns on public and private equity. This income growth from 2006 to 2007 was partly offset by the EUR 34 million gain related to the unwinding of the cross-shareholding with Piraeus Bank in Greece in the first six months of 2006.
Expenses
Operating expenses of Insurance Europe over the first six months of 2007 increased by EUR 38 million, or 4.2%, to EUR 938 million, from EUR 900 million for the first six months 2006. This increase was driven by continued business growth in Central and Rest of Europe (including start-up costs in Bulgaria, Romania and Russia) and more external staffing in the Netherlands. Belgium expenses declined as the company prepared for the sale of the broker and employee benefits business.
Profit before tax
The profit before tax of Insurance Europe for the six months ended June 30, 2007 decreased by EUR 19 million, or 1.6%, to EUR 1,162 million, from EUR 1,181 million for the six months ended June 30, 2006, reflecting a decrease in profits of the non-life operations by 16.5%, partly offset by a 2.9%

increase of the life operations. The decrease in profit of the non-life operations was driven by lower Fire results in the Netherlands and Belgium. The profit growth of the life operations, mainly driven by Belgium and Central and Rest of Europe, was negatively affected by the gain related to Piraeus in 2006.
Insurance Americas

	Six months ended
	June 30,
	2007	2006
	(EUR millions)
Premium income:
Life	9,000	10,351
Non-life	2,076	2,118

Total	11,076	12,469
Commission income	510	494
Investment and Other income	2,465	2,284

Total income	14,051	15,247

Underwriting expenditure	11,490	12,810
Other interest expenses	194	235
Operating expenses	1,241	1,262
Investment losses		(1)

Total expenditure	12,925	14,306

Profit before tax:
Life	882	550
Non-life	244	391

Profit before tax	1,126	941
Gains/losses on divestments/Profit from divested units
Underlying profit before tax	1,126	941

Income
Total income of Insurance Americas for the six months ended June 30, 2007 decreased by EUR 1,196 million, or 7.8% to EUR 14,051 million from EUR 15,247 million for the six months ended June 30, 2006. Currency effects (mainly the weakening of the Canadian and US dollar versus the euro) contributed EUR 1,191 million to the decrease.
Premium income in the life operations decreased by 13.1% and premium income in non-life operations decreased by 2.0%. The effect of exchange rate movements negatively affected growth in premium income by EUR 977 million. Excluding currency effects total premium income decreased by EUR 416 million, or 3.6% (excluding currency effects life premium decreased 5.6% and non-life premium increased 6.0%).The decline of life premium reflected lower sales of fixed annuities in the US and the growth of non-life premiums was driven by growth in the number of insured risks in Canada and higher sales in Mexico.
Commission income increased by EUR 16 million, or 3.2% to EUR 510 million. Excluding the effect of exchange rate movements the increase was EUR 54 million, or 11.8%, mainly due to higher fee income from growth in assets under management.
Investment and other income increased by EUR 181 million or 7.9% to EUR 2,465 million in the first six months of 2007 as compared to the first six months of 2006. Excluding the effect of exchange rate movements the increase was EUR 357 million, or 16.9%, mainly due to higher investment income in the United States (increase EUR 260 million), Mexico and South America.
Expenses
Operating expenses of Insurance Americas over the first six months of 2007 decreased by EUR 21 million, or 1.7%, to EUR 1,241 million, from EUR 1,262 million for the first six months 2006. Excluding the effect of exchange rate movements, operating expenses increased by EUR 76 million, or 6.5%, mainly due to staff increases to support customer service and the expansion of distribution in US Wealth and Asset Management.

Profit before tax
Profit before tax from Insurance Americas for the six months ended June 30, 2007 increased by EUR 185 million, or 19.7%, to EUR 1,126 million, from EUR 941 million for the six months ended June 30, 2006, reflecting an increase in profits of the life operations of 60.4% and a decrease in profits of the non-life operations of 37.6%. Excluding the effect of exchange rate movements the profit of life operations increased by 73.8% and profit of non-life decreased by 32.7%. The increase in profit of the life operations was driven by higher investment income, DAC and reserve unlocking as a result of favorable equity markets and higher fee income supported by an increase in assets under management. Life profit in Latin America increased due to strong results in the pension business in Peru and Chile and higher investment gains in Mexico. The decreased profit of the non-life operations was driven by less favorable underwriting experience, especially in Canada, Mexico and Chile, partially offset by favorable results in Brazil, primarily in the motor and P&C lines.
Insurance Asia/Pacific

	Six months ended
	June 30,
	2007	2006
	(EUR millions)
Gross premiums written:
Life	6,071	6,388
Non-life	13	23

Total	6,084	6,411
Commission income	183	146
Investment and Other income	370	446

Total income	6,637	7,003

Underwriting expenditure	5,767	6,212
Other interest expenses	45	5
Operating expenses	513	458

Total expenditure	6,324	6,675

Profit from insurance operations before tax:
Life	311	310
Non-life	1	18

Profit before tax	312	328
Gains/losses on divestments/Profit from divested units		(15)

Underlying profit before tax	312	313

Income
Total income from Insurance Asia/Pacific for the six months ended June 30, 2007 decreased by EUR 366 million, or 5.2% to EUR 6,637 million from EUR 7,003 million for the six months ended June 30, 2006, due to currency rates and a decline in sales in Japan. Excluding the effect of exchange rate movements there was an increase in total income of EUR 236 million, or 3.7%, almost fully reflected in higher premiums (increase EUR 228 million).
Premium income in the life operations decreased by 5.0% and premium income in the non life operations decreased by 43.5%. Excluding currency effects, premium income in the Group’s life operations increased by EUR 236 million or 4.0% and premium income in non-life operations decreased by EUR 8 million or 38.1%; total premium income increased by 3.9%, primarily due to increased sales in South Korea and Taiwan. Premium income in Japan decreased by 15.3% excluding currency impact due to a decline in sales of single-premium variable annuities (SPVA) and uncertainty about the tax treatment of increasing term products, which is one of the major corporate owned life insurance (COLI) products.
Commission income increased by EUR 37 million, or 25.3% to EUR 183 million, reflecting growth in assets under management at ING Investment Management Asia and in the Australian life and wealth management business.
Investment and other income decreased by EUR 76 million or 17.0% to EUR 370 million in the first six months of 2007 as compared to the first six months of 2006, but excluding currency effects the decrease was 7.7% mainly due to a decline in fair value changes on derivatives, the majority of which hedge policy guarantees in Japan and Taiwan. These declines were partly offset by higher income from dividends and debt securities/loans.
Expenses
Operating expenses of Insurance Asia/Pacific over the first six months of 2007 increased by EUR 55 million, or 12.0%, to EUR 513 million, from EUR 458 million for the first six months of 2006. Excluding currency effects the increase was 19.0%, reflecting the continued growth of the existing business as well as investments to support rapid expansion of the Greenfield businesses (business in new countries).
Profit before tax
The profit before tax of Insurance Asia/Pacific for the six months ended June 30, 2007 decreased by EUR 16 million, or 4.9%, to EUR 312 million, from EUR 328 million for the six months ended June 30, 2006. Excluding currency effects profit before tax was flat: Life insurance increased by EUR 16 million, or 5.4% due to higher results in Australia, Malaysia and South Korea partly offset by lower results in Japan due to volatility from unhedged positions, and non-life profit decreased by EUR 16 million reflecting the gain on the sale of Australia non-life of EUR 15 million in the first quarter of 2006.
In Taiwan a charge of EUR 5 million was taken in the first six months 2007 to strengthen reserves in light of the low interest environment, reducing profit in the six months to nil. Interest rates increased in the first six months 2007, resulting in an improvement of the reserve adequacy level of ING Life Taiwan.
Higher interest rates in Taiwan helped strengthen ING’s reserve adequacy to a confidence level of 70% (EUR 946 million) at the end of June, up from 57% (EUR 298 million) at the end of December 2006. The reserve adequacy at a 50% confidence level for Insurance Asia/Pacific increased to EUR 3.8 billion as of June 30, 2007.
Wholesale Banking

	Six months ended
	June 30,
	2007	2006
	(EUR millions)
Interest result	1,235	1,317
Commission income	712	668
Investment and Other income	1,155	1,048

Total income	3,102	3,033

Operating expenses	1,753	1,674
Addition to the provision for loan losses	(55)	(129)

Total expenditure	1,698	1,545

Profit before tax	1,404	1,488
Gains/losses on divestments/Profit from divested units		(36)

Underlying profit before tax	1,404	1,452

Income
Total income increased by EUR 69 million, or 2.3%, to EUR 3,102 million, attributable to a strong growth of investment and other income (increase EUR 107 million) and higher commission income (increase EUR 44 million), partly offset by EUR 82 million lower interest. The strong growth of investment income reflects higher realized gains on equities and bonds, including a sizeable investment gain on the sale of an equity stake related to a past debt refinancing, as well as higher rental income and higher fair value changes at ING Real Estate, partly offset by the effects of more difficult trading conditions on other income. The increase in commission income is mainly due to the strong growth of assets under management at ING Real Estate. The decline of the interest result reflects the flattening yield curve environment.
The income development was affected by the asymmetrical tax treatment embedded in the equity derivative trading activities and their related cash equity hedges. Corrected for that impact, total income increased by 4.0%.
Expenses
Operating expenses increased EUR 79 million, or 4.7%, to EUR 1,753 million. The increase reflects EUR 46 million of increased compliance-related costs and EUR 31 million related to growth at ING Real Estate. The cost/income ratio for Wholesale Banking deteriorated to 56.5% from 55.2% in the first six months of 2006, but improved from 59.4% in full year 2006.
Profit before tax and underlying profit before tax
Profit before tax decreased by EUR 84 million, or 5.6%, reflecting a decrease in releases from provisions for loan losses of EUR 74 million and an increase in expenses of EUR 79 million, which were, only partly, offset by EUR 69 million higher income. Excluding gains/losses on divestments and the profits of divested units, underlying profit before tax decreased by EUR 48 million, or 3.3%, to EUR 1,404 million. The profit development was also affected by the asymmetrical tax treatment embedded in the equity derivative trading activities and their related cash equity hedges. Corrected for the tax asymmetry, underlying profit before tax showed a slight increase of 0.5%.
Retail Banking

	Six months ended
	June 30,
	2007	2006
	(EUR millions)
Interest result	2,320	2,323
Commission income	721	649
Investment and Other income	190	98

Total income	3,231	3,070

Operating expenses	2,336	1,973
Addition to the provision for loan losses	54	75

Total expenditure	2,389	2,048

Profit before tax	842	1,022
Special items	252

Underlying profit before tax	1,094	1,022

Income
Total income increased by EUR 161 million, or 5.2%, to EUR 3,231 million, reflecting the growth of business volumes. The interest result stabilized as volume growth in almost all products offset the impact of lower interest margins and lower income from prepayment penalties on mortgages. Commission income increased EUR 72 million, or 11.1%, mainly due to higher management fees, securities broking commission and payment fees. The growth of investment and other income is among others due to the higher dividend income from Kookmin Bank.
Expenses
Operating expenses increased by EUR 363 million, or 18.4%, from EUR 1,973 million to EUR 2,336 million. The increase reflects a 2007 provision of EUR 252 million related to the Retail Netherlands Strategy. Excluding this item, operating expenses rose EUR 110 million, or 5.6%. Expenses in the Netherlands increased 5.6%, in part due to outsourcing expenses. Outside the Netherlands and Belgium expenses were up 10.4%, driven by investments to grow the businesses in Poland, India, Romania and the Private Banking activities in Asia. The cost/income ratio deteriorated to 72.3% from 64.3% in the first six months of 2006. Excluding the provision regarding the Retail Netherlands Strategy the underlying cost/income ratio nearly stabilized at 64.5%.
Profit before tax and underlying profit before tax
Profit before tax decreased by EUR 181 million, or 17.7%, mainly due to the aforementioned provision in 2007 related to the Retail Netherlands Strategy. Excluding this item, underlying profit before tax increased by EUR 72 million, or 7.0%. Higher results from Poland, Kookmin Bank, Private Banking

Asia and Vysya Bank were partly offset by a lower result from Belgium, while results in the Netherlands were slightly up by 0.4%.
ING Direct

	Six months ended
	June 30,
	2007	2006
	(EUR millions)
Interest result	963	1,085
Commission income	49	47
Investment and Other income	119	41

Total income	1,131	1,173

Operating expenses	769	794
Addition to the provision for loan losses	26	24

Total expenditure	795	818

Profit before tax	336	355
Gains/losses on divestments/Profit from divested units		(10)

Underlying profit before tax	336	345

Income
Total income decreased by EUR 42 million, or 3.6%, to EUR 1,131 million, as the EUR 122 million lower interest result was largely offset by higher realized gains on bonds and loans. The interest margin decreased from 0.92% to 0.76%, mainly due to the flat or inverted yield curves in most currency zones, combined with rising interest rates. The decrease in total income from 2006 to 2007 reflects the impact of the divestment of Degussa Bank at the end of 2006. Excluding this effect, underlying income decreased by EUR 4 million (0.4%).
Expenses
Operating expenses decreased by EUR 25 million, or 3.1%, to EUR 769 million, mainly attributable to the divestment of Degussa Bank (effect EUR 26 million). Higher staff and other expenses to support the growth of the business were offset by lower marketing costs. The cost/income ratio of ING Direct slightly deteriorated to 68.0% from 67.7% in the first half year of 2006.
Profit before tax and underlying profit before tax
Profit before tax decreased by EUR 19 million, or 5.4%, to EUR 336 million from EUR 355 million in the first half of 2006. Higher results were posted in all euro-zone countries (Germany, Italy, France, Austria and Spain) as well as in Australia. Profit in the USA declined by EUR 48 million, due to increases in the rates paid to clients, an inverse yield curve and investments to expand the geographical footprint and grow the mortgage portfolio. Profit from Canada declined by EUR 17 million as a result of higher client rates and lower capital gains. ING Direct UK reported a loss of EUR 7 million in the first six months of 2007 compared with a profit of EUR 11 million in the first six months of 2006, due to margin pressure and investments in mortgage growth.

2. ING GROUP CONDENSED CONSOLIDATED INTERIM ACCOUNTS
2.1 Condensed consolidated balance sheet of ING Group as at

	June 30,	December 31,
(in EUR million)	2007*	2006
Assets
Cash and balances with central banks	12,718	14,326
Amounts due from banks	56,675	39,868
Financial assets at fair value through profit or loss	354,101	317,470
Investments	304,611	311,581
Loans and advances to customers	516,860	474,437
Reinsurance contracts	6,399	6,529
Property and equipment	6,225	6,031
Other assets	61,843	56,065

Total assets	1,319,432	1,226,307

Shareholders’ equity (parent)	38,166	38,266
Minority interests	2,110	2,949

Total equity	40,276	41,215

Liabilities
Preference shares	215	215
Subordinated loans	6,673	6,014
Debt securities in issue/other borrowed funds	112,524	107,772
Insurance and investment contracts	277,764	268,683
Amounts due to banks	136,718	120,839
Customer deposits and other funds on deposit	526,941	496,680
Financial liabilities at fair value through profit or loss	176,342	146,611
Other liabilities	41,980	38,278

Total liabilities	1,279,157	1,185,092

Total equity and liabilities	1,319,432	1,226,307

*	Unaudited

The accompanying notes referenced from 2.5.1 to 2.5.7 are an integral part of these condensed consolidated interim accounts

2.2 Condensed consolidated profit and loss account* of ING Group for the six month period ended

	3 months ended		6 months ended
	June 30,	June 30,	June 30,	June 30,
(in EUR million)	2007	2006	2007	2006

Interest income banking operations	18,028	14,993	35,463	28,735
Interest expense banking operations	15,724	12,798	31,017	24,173

Interest result from banking operations	2,304	2,195	4,446	4,562
Gross premium income	11,573	12,052	23,207	24,577
Investment income	3,559	2,799	6,456	5,444
Commission income	1,219	1,055	2,428	2,176
Other income	505	796	1,139	1,448

Total income	19,160	18,897	37,676	38,207

Underwriting expenditure	11,843	12,355	23,894	25,160
Addition to loan loss provision (release)	25	(7)	25	(32)
Other impairments (reversals)	(13)		(22)	(2)
Staff expenses	2,079	2,015	4,179	4,008
Other interest expenses	298	296	559	589
Other operating expenses	1,880	1,575	3,533	3,094

Total expenditure	16,112	16,234	32,168	32,817

Profit before tax	3,048	2,663	5,508	5,390
Taxation	412	562	914	1,191

Net profit (before minority interests)	2,636	2,101	4,594	4,199

Attributable to:
Shareholders of the parent	2,559	2,014	4,452	4,020
Minority interests	76	88	142	180

	2,636	2,102	4,594	4,200

	June 30,	June 30,	June 30,	June 30,
(in EUR)	2007	2006	2007	2006

Earnings per ordinary share (attributable to shareholders of the parent)	1.18	0.93	2.06	1.86
Diluted earnings per ordinary share	1.17	0.92	2.04	1.84

*	Unaudited

The accompanying notes referenced from 2.5.1 to 2.5.7 are an integral part of these condensed consolidated interim accounts

2.3 Condensed consolidated statement of cash flows* of ING Group for the six month periods ended

	June 30,	June 30,
(in EUR million)	2007	2006
Net cash flow from operating activities	129	12,707

Investments and advances:
- group companies	(276)
- associates	(452)	(185)
- available-for-sale-investments	(144,543)	(154,824)
- investment properties	(298)	(287)
- property and equipment	(456)	(231)
- assets subject to operating lease	(746)	(596)
- investments for the risk of policyholders	(25,453)	(22,135)
- other investments	(112)	(84)
Disposals and redemptions:
- group companies	70
- associates	360	214
- available-for-sale investments	142,755	135,858
- held-to-maturity investments	322	557
- investment properties	138	196
- property and equipment	102	47
- assets subject to operating lease	200	224
- investments for the risk of policyholders	23,444	19,566
- other investments	9	25

Net cash flow from investment activities	(4,936)	(21,655)

Proceeds from issuance of subordinated loans	719	865
Proceeds from borrowed funds and debt securities	165,555	128,428
Repayments of borrowed funds and debt securities	(162,078)	(121,109)
Issuance of ordinary shares	350	2
Payments to acquire treasury shares	(990)	(737)
Sales of treasury shares	291	209
Dividends paid	(1,600)	(1,396)

Net cash flow from financing activities	2,247	6,262

Net cash flow	(2,560)	(2,686)
Cash and equivalents at beginning of period	(1,795)	3,335
Effect of exchange-rate changes on cash and equivalents	140	(504)

Cash and equivalents at end of period	(4,215)	145

Cash and cash equivalents comprises the following items:
Treasury bills and other eligible bills	6,898	7,432
Amounts due from/to banks	(23,831)	(22,869)
Cash and balances with central banks	12,718	15,582

Cash and equivalents at end of period	(4,215)	145

*	Unaudited

The accompanying notes referenced from 2.5.1 to 2.5.7 are an integral part of these condensed consolidated interim accounts

2.4 Condensed consolidated statement of changes in equity* of ING Group for the six month periods ended

	June 30, 2007			June 30, 2006
	Total			Total
	share-			share-
	holders’			holders’
	equity	Minority		equity	Minority
(in EUR million)	(parent)	interests	Total	(parent)	Interests	Total
Balance at beginning of period	38,266	2,949	41,215	36,736	1,689	38,425

Unrealized revaluations after taxation	(1,885)	(34)	(1,919)	(5,257)	(35)	(5,292)
Realized gains/losses transferred to profit and loss	(1,226)		(1,226)	(362)		(362)
Change in cash flow hedge reserve	(1,033)		(1,033)	(776)		(776)
Transfer to insurance liabilities/DAC	1,259	4	1,263	1,794	(2)	1,792
Employee stock options and share plans	45		45	47		47
Exchange rate differences	69	1	70	(1,138)	(1)	(1,139)

Total amount recognized directly in equity	(2,771)	(29)	(2,800)	(5,692)	(38)	(5,730)

Net profit	4,452	142	4,594	4,020	180	4,200
Change in composition of the Group		(952)	(952)		(22)	(22)
Dividend	(1,585)		(1,585)	(1,396)		(1,396)
Purchase/sale of treasury shares	(546)		(546)	(456)		(456)
Exercise of warrants and options	350		350	2		2

Balance at end of period	38,166	2,110	40,276	33,214	1,809	35,023

*	Unaudited
The accompanying notes referenced from 2.5.1 to 2.5.7 are an integral part of these condensed consolidated interim accounts

2.5 Notes to the condensed consolidated interim accounts
2.5.1 Basis of preparation
These condensed consolidated interim accounts have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The accounting principles used to prepare these condensed consolidated interim accounts comply with International Financial Reporting Standards as adopted by the European Union and are consistent with those set out in the notes to the 2006 Consolidated Annual Accounts of ING Group except that as of January 1, 2007, the level at which the adequacy test of the provision for insurance contracts is evaluated has been aligned to the business lines, which is the level at which performance is evaluated and segments are reported.
Previously, if it was determined using a best estimate (50%) confidence level that a shortfall existed in a business unit, then this shortfall was immediately recorded in the profit and loss account. Under the new policy, if it is determined using a best estimate (50%) confidence level that a shortfall exists in a business unit, and there are no offsetting amounts within other business units in the Business Line, then this shortfall is immediately recorded in the profit and loss account. This change in accounting policy has no effect on the financial information presented in these condensed consolidated interim accounts.
IFRS 7 “Financial Instruments: Disclosure” became effective as of January 1, 2007. Also in the first quarter of the year, IFRIC 11 Group and treasury share transactions became effective. None of these recent standards and interpretations have had a material effect on equity or profit for the period. No other new standards became effective in the first six months of 2007 and recently issued standards that become effective after June 30, 2007 are not expected to have a material effect on equity or profit for the period. ING Group has not early adopted any new International Financial Reporting Standards in this quarter.
International Financial Reporting Standards as adopted by the EU provide several options in accounting principles. ING Group’s accounting principles under International Financial Reporting Standards as adopted by the EU and its decision on the options available are set out in the section “Principles of valuation and determination of results” in the 2006 Consolidated Annual Accounts of ING Group.
These condensed consolidated interim accounts should be read in conjunction with the 2006 Consolidated Annual Accounts of ING Group.
Certain amounts recorded in the condensed consolidated interim accounts reflect estimates and assumptions made by management. Actual results may differ from the estimates made. Interim results are not necessarily indicative of full-year results.
The presentation of, and certain terms used in, these condensed consolidated interim accounts have been changed from the 2006 Consolidated annual accounts of ING Group to provide more relevant information. Certain comparative amounts have been reclassified to conform with the current period presentation. None of the changes are significant in nature.

2.5.2 Loans and advances to customers by insurance and banking operations

	June 30,	December 31,
(in EUR million)	2007*	2006
Insurance operations	31,292	37,606
Banking operations	489,989	440,375

	521,281	477,981
Eliminations	4,421	3,544

Total	516,860	474,437

2.5.3 (a) Loans and advances to customers by type — banking operations

	June 30,	December 31,
(in EUR million)	2007*	2006
Loans to or guaranteed by public authorities	26,853	25,953
Loans secured by mortgages	238,502	208,211
Loans guaranteed by credit institutions	2,737	2,408
Other personal lending	23,762	22,906
Other corporate loans	200,609	183,535

	492,463	443,013
Provision for loan losses	(2,474)	(2,638)

Total	489,989	440,375

2.5.3 (b) Movements in Provision for loan losses — banking operations

	June 30,	December 31,
(in EUR million)	2007*	2006
Opening balance as at January 1	2,642	3,313
Changes in the composition of the group	2	(101)
Write-offs	(225)	(691)
Recoveries	30	86
(Decrease)/increase in loan loss provision	25	103
Exchange differences	(1)	(67)
Other movements	14	(1)

Closing balance	2,487	2,642

The closing balance is included in:
- amounts due to banks	13	4
- loans and advances to customers	2,474	2,638

	2,487	2,642

*	Unaudited

2.5.4 Investment income*

	Insurance		Banking
	operations		operations		Total
3 months ended	June 30,		June 30,		June 30,
(in EUR million)	2007	2006	2007	2006	2007	2006
Income from real estate investments	17	47	57	34	74	81
Dividend income	318	251	14	66	332	317
Income from investments in debt securities	1,683	1,728			1,683	1,728
Income from loans	508	442			508	442
Realized gains/losses on disposal debt securities	(75)	(93)	59	16	(16)	(77)
Impairments of available-for-sale debt securities		(1)				(1)
Realized gains/losses on disposal of equity securities	845	255	93	32	938	287
Reversals/impairments of available-for-sale equity securities	(2)	(7)	(8)	(6)	(10)	(13)
Change in fair value of real estate investments	24	22	26	13	50	35

Total	3,318	2,644	241	155	3,559	2,799

	Insurance		Banking
	operations		operations		Total
6 months ended	June 30,		June 30,		June 30,
(in EUR million)	2007	2006	2007	2006	2007	2006
Income from real estate investments	37	95	123	61	160	156
Dividend income	420	323	54	84	474	407
Income from investments in debt securities	3,233	3,319			3,233	3,319
Income from loans	1,153	1,055			1,153	1,055
Realized gains/losses on disposal debt securities	(65)	(93)	133	58	68	(35)
Impairments of available-for-sale debt securities	1	4			1	4
Realized gains/losses on disposal of equity securities	1,090	446	210	52	1,300	498
Reversals/impairments of available-for-sale equity securities	(10)	(10)	(11)	(8)	(21)	(18)
Change in fair value of real estate investments	36	37	52	21	88	58

Total	5,895	5,176	561	268	6,456	5,444

*	Unaudited

2.5.5 Segment Reporting*

3 months ended	Insurance	Insurance	Insurance	Wholesale	Retail				Total
(in EUR million)	Europe	Americas	Asia/Pacific	Banking	Banking	ING Direct	Other	Eliminations	Group

June 30, 2007
Total income	4,207	7,178	3,534	1,522	1,604	570	587	(42)	19,160

Underlying profit before tax	694	593	153	667	555	171	468		3,300
Divestments
Special items					(252)				(252)

Profit before tax	694	593	153	667	303	171	468		3,048

June 30, 2006
Total income	3,922	7,628	3,699	1,512	1,503	586	286	(239)	18,897

Underlying profit before tax	704	457	157	717	454	190	(27)		2,652
Divestments				7		4			11
Special items

Profit before tax	704	457	157	724	454	194	(27)		2,663

6 months ended	Insurance	Insurance	Insurance	Wholesale	Retail				Total
(in EUR million)	Europe	Americas	Asia/Pacific	Banking	Banking	ING Direct	Other	Eliminations	Group

June 30, 2007
Total income	9,047	14,051	6,637	3,102	3,231	1,131	587	(110)	37,676

Underlying profit before tax	1,162	1,126	312	1,404	1,094	336	327		5,760
Divestments
Special items					(252)				(252)

Profit before tax	1,162	1,126	312	1,404	842	336	327		5,508

June 30, 2006
Total income	8,492	15,247	7,003	3,033	3,070	1,173	286	(97)	38,207

Underlying profit before tax	1,147	941	313	1,452	1,022	345	75		5,295
Divestments	34		15	36		10			95
Special items

Profit before tax	1,181	941	328	1,488	1,022	355	75		5,390

*	Unaudited

2.5.6 Acquisitions and Disposals
On April 5, 2007 ING announced the completion of the acquisition of AZL, an independent Dutch provider of pension fund management services, for EUR 65 million. The acquisition has no material impact on the capital adequacy ratios of ING Group.
On May 14, 2007 ING announced that it had reached a final agreement to sell Regio Bank to SNS REAAL for a purchase price of EUR 50.5 million. The profit on disposal is expected to be about EUR 25 million, and the sale is expected to be completed in the third quarter of 2007.
On June 1, 2007 ING announced that it completed the sale of Nationale Borg, a specialist provider of guarantee insurance. The sale has no material impact on the capital adequacy ratios of ING Group.
On June 18, 2007 ING announced that it had reached agreement to acquire full ownership of Landmark Investment Co Ltd, the twelfth largest asset manager in Korea. The purchase is subject to regulatory approval.
On June 18, 2007 ING announced that it had reached an agreement to acquire Oyak Bank, a top-ten Turkish Bank, for an amount of EUR 2.0 billion. The acquisition is subject to approval of the relevant authorities and is expected to occur in the second half of 2007.
On June 29, 2007 ING announced that it had reached agreement with P&V Verzekeringen to sell its Belgian Broker and Employee Benefits insurance business for EUR 750 million, resulting in a gain on disposal of approximately EUR 425 million. The sale is subject to regulatory review and the advice of the workers council and is expected in the second half of 2007.
On July 27, 2007 ING announced that it had reached agreement with Santander to acquire its Latin American pension businesses to further strengthen ING’s position in this fast growing market. The mandatory pension fund management companies (AFPs), which are located in Mexico, Chile, Colombia, and Uruguay will make ING the second largest pension fund manager in Latin America. The purchase is subject to various national regulatory approvals and is expected to be completed by the end of 2007 or in early 2008.
2.5.7 Issuances, repurchases and repayment of debt and equity securities in issue
On May 16, 2007 ING announced a plan to adopt a buyback programme under which it plans to purchase ordinary shares, or depositary receipts for such shares, with a total value of EUR 5 billion over a period of 12 months, beginning in June 2007. In the second quarter the total number of (depositary receipts for) ordinary shares repurchased under this program is 20,431,500 at an average price of EUR 32.85, and a total consideration of EUR 671 million. This represents completion of approximately 13.4% of the repurchase programme.
To rebalance the delta hedge portfolio for employee options ING sold 3,960,000 (depository receipt for) ordinary shares in May, at an average price of EUR 33.12. As of June 30, 2007 the hedge book holds 49.3 million (depositary receipts for) ordinary ING shares representing 2.2% of the total 2,225 million shares outstanding.
On July 2, 2007, ING announced that agreement had been reached with Fortis Insurance Netherlands to buy-back 28,172,583 ‘A’ preference shares of ING at a price of EUR 3.618175 per share or EUR 101,933,335.5 in total, representing approximately 5.5% of the share capital of ING Group.

3. SHAREHOLDERS’ EQUITY AND NET PROFIT ON THE BASIS OF US GAAP
All references to IFRS-EU in this section refer to International Financial Reporting Standards as adopted by the EU, including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU.
The consolidated financial statements of ING Group are presented in accordance with IFRS-EU. IFRS-EU differs in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). The following information includes a summary of the significant differences between the two frameworks and additional disclosures required under US GAAP.
3.1 VALUATION AND INCOME RECOGNITION DIFFERENCES BETWEEN IFRS-EU AND US GAAP
Goodwill
Under IFRS-EU, goodwill is capitalized on acquisitions after January 1, 2004; goodwill on acquisitions prior to January 1, 2004 was charged directly to equity. Under US GAAP, goodwill is capitalized on all acquisitions. When a reporting unit or a business is to be disposed of, goodwill associated with that reporting unit or business is included in the carrying amount of the reporting unit or business in determining the gain or loss on disposal. The transition difference as at January 1, 2004 may therefore result in differences in results on disposal in subsequent periods. In addition, the transition difference may result in differences in impairments in future years. The amount of transition difference changes due to foreign currency translation effect.
The timing of the recognition of certain aspects of goodwill may be different under IFRS-EU and US GAAP because IFRS-EU requires that contingent consideration be recorded at the date of acquisition, with subsequent adjustments to contingent consideration reflected in goodwill. Under US GAAP, contingent consideration is only recorded when the contingency is resolved and the consideration is issued or becomes issuable.
This item includes intangible assets and related amortization related to acquisitions before January 1, 2004, which under IFRS-EU were charged directly to equity as part of goodwill.
Real estate
Investment property
Under IFRS-EU, investment property is measured at fair value, with changes in fair value recognized in the profit and loss account. No depreciation is recorded. Under US GAAP, investment property is measured at cost less depreciation and impairment. Depreciation is charged to the profit and loss account. Realized results on disposal are reported in the profit and loss account.
Property in own use
Under IFRS-EU, property in own use is measured at fair value with changes in fair value recognized in equity. Negative revaluation reserves on a property-by-property basis are charged to the profit and loss account. Subsequent recoveries are recognized as income up to the original cost. Depreciation over the fair value is charged to the profit and loss account. On disposal any revaluation reserve remains in equity and any difference between the carrying amount of the property and the sales price is reported in the profit and loss account. Under US GAAP, property in own use is measured at cost less depreciation and impairment. Depreciation over the cost basis is charged to the profit and loss account. Realized results on disposal are reported in the profit and loss account. Impairments are an adjustment to the cost basis and are not reversed on subsequent recovery.
Sale and leaseback
Under IFRS-EU the gains and losses arising from a sale and operating leaseback transaction are recognized immediately, provided the transaction has been concluded at fair value. Under US GAAP, gains on a sale and operating leaseback transaction are generally amortized over the future period of the lease.
Debt securities
Held to maturity investments

Under IFRS-EU, assets designated as held-to-maturity at the date of implementing IFRS-EU (January 1, 2005) were recorded at the amortized cost value as at that date. Under US GAAP, these assets were transferred to held-to-maturity from available-for-sale at the January 1, 2005 fair value. The difference between fair value and amortized cost at January 1, 2005 is amortized over the remaining life. For assets designated as held-to-maturity after January 1, 2005 there is no difference between IFRS-EU and US GAAP.
Effective interest on prepayment sensitive assets
Under IFRS-EU, in applying the effective yield method to determine amortized cost of prepayment sensitive assets, the original effective yield is maintained and any recognized adjustment, based on changes in future cash flow estimates, is made to the carrying amount of the asset (cumulative catch-up method). Under US GAAP, for investments in highly-leveraged beneficial interests, the prospective method is used to calculate a new yield. The prospective method discounts projected cash flows to the current carrying amount and utilizes the new yield in future periods. For other prepayment sensitive assets the new yield is calculated using the retrospective method. Under the retrospective method, actual plus projected cash flows are discounted to the original purchase price and the new yield is used to calculate a revised current carrying amount of the asset, with any difference recorded in current period earnings.
Foreign currency translation
Under IFRS-EU, foreign currency translation results on translating the amortized cost of available-for-sale debt securities is included in the profit and loss account. The difference between fair value and amortized cost as translated into the functional currency is included in the revaluation reserve in equity. Under US GAAP all foreign currency translation results on available-for-sale debt securities are recognized in shareholders’ equity as part of the fair value adjustment (revaluation reserve).
Impairments
Under IFRS-EU interest related unrealized losses on available-for-sale debt securities, which are fully related to fluctuations in risk free market interest rates, do not result in an impairment loss. Under US GAAP, interest related impairment losses are recognized based on certain factors including the intent and ability to hold the security to recovery.
Reversals of impairments
Under IFRS-EU, prior impairments on debt securities may be reversed if there is an increase in fair value that can be objectively related to a new event. Under US GAAP, impairments on debt securities are not reversed.
Derivatives and hedge accounting
Under IFRS-EU, hedge accounting is applied where possible. Accordingly, under IFRS-EU gains and losses on derivatives are deferred in equity when hedging relationships are designated as cash flow hedges. Adjustments are made to hedged items when hedging relationships are designated as fair value hedges. Under US GAAP, the Group has opted to not apply hedge accounting except for items specifically designated as a hedge under US GAAP (including certain hedges of net investments in foreign operations). Accordingly, under US GAAP all derivatives other than those designated as hedges are marked-to-market through the income statement and no adjustments to hedged items are recognized.
Fair value option
Under IFRS-EU, certain financial instruments are designated as ‘at fair value through profit and loss’. For US GAAP, these financial instruments are reported as either available-for-sale instruments with movements in fair value recognized in shareholders’ equity or as loans and receivables which are carried at amortized cost.
Deferred acquisition costs
Under IFRS-EU, acquisition costs of certain life insurance business involving the receipt of regular premiums are recognized and amortized to the profit and loss account in proportion to future premiums. Under US GAAP, deferred acquisition costs of traditional insurance contracts are likewise amortized in proportion to future premiums. For universal-life type contracts, investment contracts and for participating individual life insurance contracts, deferred acquisition costs are amortized at a constant rate based on the present value of the estimated gross profit margins expected to be realized over the life of the book of contracts. Changes in estimated gross profits result in a retroactive adjustment recorded in the period the estimate of future gross profits change. Both under IFRS-EU and US GAAP deferred acquisition costs are adjusted, where applicable, (through equity) to reflect changes that would have been necessary if unrealized investment gains and losses related to available-for-sale securities had been realized. However, the amounts may be different due to differences in underlying accounting principles.
Provision for insurance liabilities
Under IFRS-EU the provision for life policy liabilities is calculated on the basis of a prudent prospective actuarial method, having regard to the conditions of current insurance contracts. Under IFRS-EU specific methodologies may differ between business units as they may reflect local regulatory requirements and local practices. The differences between IFRS-EU and US GAAP relate mainly relates to reserve adequacy and the treatment of initial expenses and the assumptions which are made in calculating the provisions with regard to the yield on the investments.
Reserve adequacy
Adequacy testing of the provisions for life policy liabilities, net of unamortized policy acquisition costs and value of business acquired, is performed similarly under both IFRS-EU and US GAAP. A reserve inadequacy (under US GAAP: a ‘premium deficiency’) exists if the life policy liabilities plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses and to recover any unamortized policy acquisition costs and value of business acquired. Reserve strengthening is immediately recognized as an additional provision for insurance liabilities under IFRS-EU if a business line1 is determined to have an inadequate reserve when tested using a 50% confidence level, or if the Group’s reserve is inadequate using a 90% confidence level. Furthermore, reserve strengthening may be recognized over time if a business unit’s reserve is inadequate using a 90% confidence level. Premium deficiencies are recognized under US GAAP as a reduction of the unamortized value of business acquired or deferred acquisition costs, as applicable, and then as an increase in the provision for life policy liabilities if a business unit’s reserve is determined to be inadequate using a 50% confidence level. Based on the differences in the life policy liabilities under IFRS-EU and US GAAP, and the different levels at which the testing is evaluated, a premium deficiency may be calculated and recognized differently under US GAAP.
Furthermore, a shadow premium deficiency may arise under US GAAP when unrealized investment gains related to available-for-sale securities are included in the US GAAP adequacy testing as if the gains had been realized. This approach results in an adjustment to equity for any shadow premium deficiency calculated and an adjustment to the current year’s value of business acquired, deferred acquisition costs, or provision for life policy liabilities as above. This adjustment is recorded under US GAAP but is not recorded for IFRS-EU purposes.
Treatment of initial expenses and assumptions with regard to yield on investments
Several differences exist between IFRS-EU and US GAAP in the treatment of initial expenses and the assumptions which are made in calculating the provisions with regard to the yield on investments. The most significant are as follows:
–	some business units use a statutory interest rate in calculating the insurance provision under IFRS-EU, whereas under US GAAP a best estimate investment yield less a provision for adverse deviation is used; and
–	some business units defer a lower or higher amount of initial expenses to future periods under IFRS-EU compared to US GAAP; which also produces a partially offsetting reconciling item for DAC.
Deferred profit sharing
Under IFRS-EU, a deferred policyholder profit sharing liability is established for the realized and unrealized investment results allocated to insurance contracts with discretionary participation or with a legal/constructive obligation to share investment results with policyholders. Under US GAAP, such deferred liability is only recognized for legal obligations.
Employee benefits
Unrecognized actuarial gains and losses
Under IFRS-EU, all previously unrecognized actuarial gains and losses were charged to equity at January 1, 2004. Under US GAAP, no reset of actuarial gains and losses was applied at January 1,

[1]	Until 2006, under IFRS-EU reserve strengthening was recognized immediately if a business unit reserve was inadequate using a 50% confidence level. This change in accounting policy, which is explained in more detail in section 2.5.1, had no effect on the financial information presented in this 6-K.

2004. However, as from December 31, 2006 all previously unrecognized actuarial gains and losses have been recognized on the balance sheet as explained below.
Funded status
Under US GAAP, the funded status of defined pension plans is fully recognized in the balance sheet. That amount is measured as the difference between the fair value of plan assets and the projected benefit obligation. Actuarial gains and losses and prior service cost or credits that have not yet been recognized through earnings as net periodic pension cost are recognized in shareholders’ equity until they are amortized. IFRS-EU does not require that all gains or losses are recognized in the balance sheet.
Equity instruments
Under IFRS-EU, instruments with the legal form of equity but with fixed or determinable repayments or dividends are classified as ‘liabilities’. Under US GAAP, these instruments are classified as ‘equity’.
Provision for restructuring
Under IFRS-EU, certain restructuring costs relating to employee terminations are recognized when a restructuring plan has been announced. Under US GAAP, liabilities related to termination benefits are recognized when incurred. Employee termination costs are generally considered to be incurred when certain criteria have been met and the plan has been communicated to employees (communication date). Liabilities are recognized on the communication date unless further service (beyond a minimum retention period) is required from the employee in which case costs are recognized as benefits are earned.
Associates and other equity investments
Differences arise between US GAAP and IFRS-EU for associates for which equity accounting is applied due to underlying differences between IFRS-EU and US GAAP in the associates’ equity and profit and loss. These mainly relate to underlying differences in the accounting treatment for real estate.
Other
Other includes the effect of certain other differences between IFRS-EU and US GAAP, which both individually and in aggregate have no significant effect on shareholders’ equity and net profit for the period.
Taxation
A tax difference arises between IFRS-EU and US GAAP from the tax effect of the IFRS-EU and US GAAP reconciling adjustments.
Under IFRS-EU the tax charge is normalized during the year by applying the expected annual effective tax rates. Under US GAAP, the tax charge is also normalized, however certain items are required to be recognized in the quarter in which they occur instead of being normalized. There is no impact on an annual basis.
The impact of changes in tax rates result from fluctuations in certain tax jurisdictions’ tax rates, as well as from changes in organizational structure, which result in changes in tax regimes with different tax rates. Under IFRS-EU, the impact of changes in tax rates which are applied to temporary differences which were initially established through the revaluation reserve are also reflected through the revaluation reserve. Under US GAAP, the effect of changes in tax rates is reported in net income.
Under IFRS income tax contingencies are provided for at the best estimate amount if the estimated probability of cash outflow is probable. Under US GAAP, income tax benefits are recognized if it is more likely than not that they will be sustained; in that case, the largest amount that has a more than 50% likelihood of being realized is recognized.

3.2 RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET PROFIT TO US GAAP

	Shareholders’ equity		Net profit
	June 30,	December 31,	June 30,	June 30,
(in EUR million)	2007*	2006	2007*	2006*
Amounts in accordance with IFRS-EU	38,166	38,266	4,452	4,020
Adjustments in respect of:
Goodwill	3,636	3,641	(9)	(53)
Real estate	(1,349)	(2,004)	(94)	(112)
Debt securities	294	328	(98)	43
Derivatives and hedge accounting	1,054	237	(66)	(1,099)
Fair value option	1	107	(96)	33
Deferred acquisition costs and value of business acquired	757	272	(16)	(50)
Provision for insurance liabilities	(3)	81	(32)	196
Deferred profit sharing	107	1,427	20	(20)
Employee benefits	(747)	1,711	(40)	(69)
Equity instruments	215	215	10	10
Provision for restructuring	288	93	198	(52)
Associates and other equity investments	(2,197)	(1,717)	(155)	(188)
Other	3	(6)		(21)

Subtotal	2,059	4,385	(378)	(1,382)

Taxation	(169)	434	(131)	(605)
Minority interests in adjustments (after tax)	28	233	21	(4)

Total adjustments after tax	2,256	4,184	(226)	(781)

Amounts in accordance with US GAAP (excluding effects of changes in accounting principles)	40,422	42,450	4,226	3,239

Cumulative effect of changes in accounting principles		(1,803)

Amounts in accordance with US GAAP	40,422	40,647	4,226	3,239

3.3 NET PROFIT PER SHARE*

	June 30,	June 30,
(in EUR million, except for amounts per share)	2007	2006
Net profit determined in accordance with IFRS-EU	4,452	4,020
Reconciling adjustments to net profit US GAAP	(226)	(781)

Net profit determined in accordance with US GAAP	4,226	3,239

Weighted average ordinary shares outstanding	2,160.5	2,156.1

Basic earnings per share:
IFRS-EU	2.06	1.86
US GAAP	1.96	1.50

*	Unaudited

3.4 RECENTLY ADOPTED AND RECENTLY ISSUED ACCOUNTING STANDARDS
Recently adopted accounting standards
FIN 48
In July 2006, the Financial Accounting Standards Board (‘FASB’) issued FASB Interpretation (‘FM’) No. 48 ‘Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109’ (‘FIN 48’). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. This interpretation is effective for fiscal years beginning after December 15, 2006. ING Group adopted FIN 48 on January 1, 2007, and such adoption had an immaterial impact on ING Group’s reconciliation of shareholders’ equity and net profit to US GAAP.
FAS 156
In March 2006, the FASB issued Statement of Financial Accounting Standards (‘SFAS’) No. 156, ‘Accounting for Servicing of Financial Assets’ (‘SFAS 156’), which amends SFAS 140, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’, with respect to the accounting for separately recognized servicing assets and servicing liabilities. FAS 156 permits the choice of the amortization method or the fair value measurement method, with changes in fair value recorded in income, for the subsequent measurement for each class of separately recognized servicing assets and servicing liabilities. FAS 156 is effective for years beginning after September 15, 2006. ING Group adopted FAS 156 on January 1, 2007, and such adoption had an immaterial impact on ING Group’s reconciliation of shareholders’ equity and net profit to US GAAP.
FAS 155
In February 2006, the FASB issued SFAS No. 155, ‘Accounting for Certain Hybrid Instruments – an Amendment to FASB Statements No. 133 and 140’ (‘SFAS 155’), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. Among other things, the statement also establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. ING Group adopted FAS 155 on January 1, 2007, and such adoption had an immaterial impact on ING Group’s reconciliation of shareholders’ equity and net profit to US GAAP.
SOP 05-01
In September 2005, the American Institute of Certified Public Accountants (‘AICPA’) issued Statement of Position (‘SOP’) 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (‘SOP 05-1’). SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Under SOP 05-1, modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. A replacement contract that is substantially changed will be accounted for as an extinguishment of the replaced contract resulting in a release of unamortized deferred acquisition costs, unearned revenue and deferred sales inducements associated with the replaced contract. The guidance in SOP 05-01 is effective for internal replacements occurring after January 1, 2007 and is applied prospectively. ING Group adopted SOP 05-01 prospectively as of January 1, 2007, and such adoption had an immaterial impact on ING Group’s reconciliation of shareholders’ equity and net profit to US GAAP.

Recently issued accounting standards
FAS 159
In February 2007, the FASB issued SFAS Statement No. 159, ‘The Fair Value option for Financial Assets and Financial Liabilities’ (‘FAS 159’). FAS 159 allows certain financial assets and liabilities to be designated at fair value through profit and loss, similar to the option already provided in IFRS-EU. The provisions of FAS 159 are effective for financial statements issued for fiscal years beginning after November 15, 2007. ING Group is required to adopt FAS 159 on January 1, 2008. Management is currently evaluating the impact of FAS 159 on ING.
FAS 157
In September 2006, the FASB issued SFAS Statement No. 157, ‘Fair Value Measurements’ (‘FAS 157’). FAS 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS 157 does not expand the use of fair value in any new circumstances. Under FAS 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data. The provisions of FAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007. ING Group is required to adopt FAS 157 on January 1, 2008. Management is currently evaluating the impact of FAS 157 on ING.

3.5 ADDITIONAL INFORMATION REQUIRED UNDER US GAAP
The following information represents additional disclosures required under US GAAP. The information has been prepared in accordance with IFRS-EU unless it specifically states that it is based on US GAAP.
(a) Investment portfolio impairments and unrealized losses
The following tables show the (amortized) cost, the gross unrealized gains and losses and fair value of ING’s investments in marketable securities aggregated by type of security at June 30, 2007 and for the year ended December 31, 2006. The debt and equity securities consist of investments with various issuers over several industry and geographical sectors. Debt securities include fixed-interest securities, with the exception of mortgage loans and policy loans.

		Gross	Gross
	Amortized	unrealized	unrealized
(in EUR million)	cost	gains	losses	Fair value
June 30, 2007*
Debt securities held-to-maturity	17,299		541	16,758

Debt securities available-for-sale:
- Dutch Government	6,670	173	240	6,603
- Foreign Government	83,877	1,616	1,971	83,522
- Corporate debt securities	65,448	545	1,262	64,731
- Asset-backed securities	106,871	244	2,007	105,108
- Other	7,468	95	166	7,397

Sub-total debt securities available-for-sale	270,334	2,673	5,646	267,361

Equity securities	13,304	6,778	132	19,950

Total	300,937	9,451	6,319	304,069

		Gross	Gross
	Amortized	unrealized	unrealized
(in EUR million)	cost	gains	losses	Fair value
December 31, 2006
Debt securities held-to-maturity	17,660	71	237	17,494

Debt securities available-for-sale:
- Dutch Government	7,382	251	40	7,593
- Foreign Government	89,272	3,476	563	92,185
- Corporate debt securities	78,910	1,015	792	79,133
- Asset-backed securities	87,763	397	878	87,282
- Other	9,420	173	90	9,503

Sub-total debt securities available-for-sale	272,747	5,312	2,363	275,696

Equity securities	12,067	6,257	99	18,225

Total	302,474	11,640	2,699	311,415

*	Unaudited

The following tables show the duration of unrealized losses that are not deemed to be other–than–temporarily impaired and the fair value of the investments with those unrealized losses as at June 30, 2007 and for the year ended December 31, 2006 broken down by type of security and by the period of time for which the fair value was below cost price:

	Less than 6 months below		Between 6 and 12 months
	cost		below cost
		Unrealized		Unrealized
(in EUR million)	Fair value	losses	Fair value	losses
June 30, 2007*
Debt securities held-to-maturity	6,376	125	3,131	65

Debt securities available-for-sale:
- Dutch Government	2,465	155	765	53
- Foreign Government	28,602	921	6,207	299
- Corporate debt securities	17,171	402	3,837	147
- Asset-backed securities	28,048	446	8,065	283
- Other	2,451	58	465	16

Sub-total debt securities available-for-sale	78,737	1,982	19,339	798

Equity securities available-for-sale	1,460	72	164	10

Total	86,573	2,179	22,634	873

	More than 12 months below
	cost		Total
		Unrealized	Unrealized
(in EUR million)	Fair value	losses	Fair value	losses
June 30, 2007*
Debt securities held-to-maturity	7,194	351	16,701	541

Debt securities available-for-sale:
- Dutch Government	852	32	4,082	240
- Foreign Government	13,885	751	48,694	1,971
- Corporate debt securities	15,394	713	36,402	1,262
- Asset-backed securities	32,826	1,278	68,939	2,007
- Other	1,990	92	4,906	166

Sub-total debt securities available-for-sale	64,947	2,866	163,023	5,646

Equity securities available-for-sale	487	50	2,111	132

Total	72,628	3,267	181,835	6,319

	Less than 6 months below		Between 6 and 12 months
	cost		below cost
		Unrealized		Unrealized
(in EUR million)	Fair value	losses	Fair value	losses
December 31, 2006
Debt securities held-to-maturity	3,414	17	6,809	212

Debt securities available-for-sale:
- Dutch Government	371	1	1,026	41
- Foreign Government	12,021	149	8,486	246
- Corporate debt securities	14,258	136	11,328	277
- Asset-backed securities	12,945	113	5,970	62
- Other	975	7	382	9

Sub-total debt securities available-for-sale	40,570	406	27,192	635

Equity securities available-for-sale	415	44	217	30

Total	44,399	467	34,218	877

*	Unaudited

	More than 12 months below
	cost		Total
		Unrealized		Unrealized
(in EUR million)	Fair value	losses	Fair value	losses
December 31, 2006
Debt securities held-to-maturity	629	8	10,852	237

- Dutch Government	33	(2)	1,430	40
- Foreign Government	6,169	168	26,676	563
- Corporate debt securities	14,109	379	39,695	792
- Asset-backed securities	30,103	703	49,018	878
- Other	2,573	74	3,930	90

Sub-total debt securities available-for-sale	52,987	1,322	120,749	2,363

Equity securities available-for-sale	122	25	754	99

Total	53,738	1,355	132,355	2,699

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. The impairment review focuses on issuer specific developments regarding the financial condition of the issuer, taking into account the Group’s intent and ability to hold the securities with unrealized losses as at year-end until anticipated full recovery. Other factors considered in determining whether the assets are impaired include the evaluation of the level and trends of interest rates, trends and level of volatility in stock markets, financial condition of the issuer or counterparty, economic developments and expectations in the business segment in which the issuer or counterparty operates. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired.
In accordance with Group policy, an impairment of EUR 21 million and EUR 18 million, for June 30, 2007 and 2006 respectively, for both IFRS-EU and US GAAP was recognized for unrealized losses related to equity securities classified as available-for-sale that had a significant or prolonged decline in fair value below cost.
For US GAAP an additional impairment of EUR 70 million was recognized relating to available-for-sale debt securities having unrealized losses for which it was determined that the Group as at June 30, 2007 did not have the intent to hold the securities until anticipated full recovery.
The Group has determined that the remaining unrealized losses on the company’s investments in debt securities and equity securities at June 30, 2007 are temporary in nature.
The Group does not consider the securities with unrealized losses for over 12 months as of June 30, 2007 to be impaired, due to one, or a combination, of the following factors: - the market values of securities are only insignificantly lower than the cost price - the unrealized loss arose due to changes interest rates, however this has not effected the expected future cash flows and the Group has the intent and ability to hold these securities to anticipated full recovery, or - the issuers of debt securities are not considered to be in financial difficulty, despite the fact that their credit rating has been lowered, reducing the market value of their securities.
Under IFRS, if, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the profit and loss account. Under US GAAP impairments may not be reversed in future periods.
Impairment losses recognized in the profit and loss account on equity instruments are not reversed through the profit and loss account under either IFRS or US GAAP.

(b) Goodwill
ING Group performs the goodwill impairment test if any events or a change in circumstances indicate that impairment may have taken place, or at a minimum on an annual basis. Evaluating whether or not the indication of impairment is significant enough to require an impairment test to be performed involves significant judgment. ING Group performs the annual goodwill impairment test in the fourth quarter for all segments.
The annual goodwill impairment test is performed in two steps:
In Step 1, ING Group determines the fair value of each reporting unit and compares this fair value to the carrying amount of the reporting unit. If that carrying amount exceeds the calculated fair value, ING Group is required to perform Step 2 of the goodwill impairment test.
In Step 2, the fair value of the reporting unit is allocated to all of the assets and liabilities of that reporting unit in a manner similar to a purchase price allocation, in accordance with FAS 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill that is compared to the carrying value of goodwill. Goodwill impairment is recorded to the extent that carrying value of goodwill exceeds the calculated implied fair value of goodwill.
There is no indication that goodwill is impaired as of June 30, 2007. For the year ended December 31, 2006 there was no goodwill impairment.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V.
(Registrant)

By:	/s/ J. Hele

J. Hele
Chief Financial Officer

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Group Finance & Control
Dated: September 24, 2007